Bamboo Ecologic Corporation



Issuer Information

Legal Name:	Bamboo Ecologic Corporation
Principal Office Address:	9040 Town Center Pkwy, Lakewood Ranch, FL 34202
Website:	www.rizomebamboo.com
Legal Status:	Corporation
Incorporated:	Nevada
Date of Incorporation:	January 9th, 2013
CIK Number:	0001844202
Offering Platform:	StartEngine

Reason for Termination of Reporting Obligation

The Issuer has filed annual reports for at least three years and its total assets do not exceed $10 million.

Certification

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2025.

Bamboo Ecologic Corporation

Russell Smith

Name: <u>Bamboo Ecologic Corporation</u>
Title: CEO, Principal Executive Officer and Director, Principal Financial Officer, Principal Accounting Officer